Exhibit 99.A/5
2009-5

Contact:                 R. Scott Amann
Vice President, Investor Relations
(713) 513-3344

CAMERON NOTIFIES HOLDERS OF 1.50% CONVERTIBLE SENIOR DEBENTURES DUE 2024 OF PUT OPTION

HOUSTON (April 16, 2009) – Cameron (NYSE: CAM) is notifying holders of its 1.50% Convertible Senior Debentures due 2024 (CUSIP Nos. 216640AE2 and 216640AD4) (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Cameron to purchase, on May 15, 2009, all or a portion of such holders’ Notes (the “Put Option”) at a cash price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest.  If all outstanding Notes are surrendered for purchase, the aggregate repurchase price will be approximately $131,104,000.

The opportunity to exercise the Put Option will commence on April 16, 2009, and will terminate at 5:00 p.m., New York City time, on May 14, 2009.  In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice delivered to holders.  Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Option at any time prior to 5:00 p.m., New York City time, on May 14, 2009.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

Cameron (NYSE: CAM) is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

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Website: www.c-a-m.com